Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and Six
Month Periods Ended June 30, 2021

Tel-Aviv, Israel, August 30, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three and six months ended June 30, 2021 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

On August 25, 2021, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Dori Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended June 30, 2021 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended June 30, 2021 - approximately NIS 449.3 million.

•	Dorad’s unaudited operating profit for the three months ended June 30, 2021 - approximately NIS 19.7 million.

Dorad’s financial statements for the quarter ended June 30, 2021 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that throughout this period and up to the reporting date it operated in compliance with, and according to, with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus epidemic, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that in light of the crisis, there is a certain decrease, which moderated during the first half of 2021, in the electricity consumption of various customers, and there is also a certain decrease in the demand of the Israel Electric Company, however the period March-June is an interim period in which the electricity consumption is not the highest in the year, and accordingly such reduction has not resulted in a material adverse effect at this time. Dorad notes that it is monitoring the re-spread of the virus and continuously examines its potential options for handling the impact to its income.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended June 30, 2021, which include the intermediate months of April - June, are not indicative of full year results. In addition, due to various reasons, including the effects of the spread of Covid-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of second quarter results in the future.

A translation of the financial results for Dorad as of and for the year ended December 31, 2020 and as of and for the three and six month periods ended June 30, 2020 and 2021 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively; and

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statement of Financial Position

	June 30	June 30	December 31
	2021	2020	2020
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	140,074	207,862	247,079
Trade receivables and accrued income	207,036	211,393	297,719
Other receivables Financial derivatives	17,251 1,869	15,026 -	21,401 -
Total current assets	366,230	434,281	566,199

Non-current assets
Restricted deposit	473,726	445,911	433,265
Prepaid expenses	34,233	36,228	35,230
Fixed assets	3,449,031	3,614,286	3,526,839
Intangible assets	5,734	3,427	5,402
Right of use assets	58,892	61,855	60,113
Total non-current assets	4,021,616	4,161,707	4,060,849

Total assets	4,387,846	4,595,988	4,627,048

Current liabilities
Current maturities of loans from banks	278,223	235,419	242,098
Current maturities of lease liabilities	4,583	3,018	4,535
Trade payables	268,702	236,487	309,380
Other payables	2,779	2,663	3,808
Financial derivatives	-	519	2,993
Total current liabilities	554,287	478,106	562,814

Non-current liabilities
Loans from banks	2,443,652	2,667,153	2,561,302
Long-term lease liabilities	51,921	55,651	50,858
Provision for dismantling and restoration	50,000	50,012	50,000
Deferred tax liabilities	197,075	187,209	200,298
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,742,808	2,960,185	2,862,618

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	444,793	511,739	555,658
Total equity	1,090,751	1,157,697	1,201,616

Total liabilities and equity	4,387,846	4,595,988	4,627,048

Dorad Energy Ltd.

Condensed Interim Statement of Income

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	963,101	1,187,560	449,346	508,742	2,407,221

Operating costs of the Power Plant

Energy costs	179,222	274,434	102,655	128,563	522,110
Electricity purchase and infrastructure services	511,118	590,254	228,130	256,076	1,185,225
Depreciation and amortization	112,715	107,056	61,782	53,623	237,575
Other operating costs	67,417	75,942	37,101	37,748	155,368

Total operating costs of Power Plant
	870,472	1,047,686	429,668	476,010	2,100,278

Profit from operating the Power Plant	92,629	139,874	19,678	32,732	306,943

General and administrative expenses	12,355	13,421	6,121	6,937	24,926
Other incomes	5,932	-	2,910	-	1,279

Operating profit	86,206	126,453	16,467	25,795	283,296

Financing income	815	1,844	419	671	3,056
Financing expenses	101,109	56,381	81,215	40,776	157,428

Financing expenses, net	100,294	54,537	80,796	40,105	154,372

Profit (loss) before taxes on income	(14,088)	71,916	(64,329)	(14,310)	128,924

Tax benefit (taxes on income)	3,223	(16,533)	14,805	3,290	(29,622)

Profit (loss) for the period	(10,865)	55,383	(49,524)	(11,020)	99,302

Dorad Energy Ltd.

Condensed Interim Statement of Changes in Shareholders' Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the six months ended June 30, 2021 (Unaudited)

Balance as at January 1, 2021 (Audited)	11	642,199	3,748	555,658	1,201,616

Dividend to the Company’s
shareholders	-	-	-	(100,000)	(100,000)
Loss for the period	-	-	-	(10,865)	(10,865)

Balance as at June 30, 2021 (Unaudited)	11	642,199	3,748	444,793	1,090,751

For the six months ended June 30, 2020 (Unaudited)

Balance as at January 1, 2020 (Audited)
	11	642,199	3,748	576,356	1,222,314
Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)
Profit for the period	-	-	-	55,383	55,383

Balance as at June 30, 2020 (Unaudited)	11	642,199	3,748	511,739	1,157,697

For the three months ended June 30, 2021 (Unaudited)

Balance as at April 1, 2021 (Unaudited)	11	642,199	3,748	594,317	1,240,275
Dividend to the Company’s shareholders	-	-	-	(100,000)	(100,000)
Loss for the period	-	-	-	(49,524)	(49,524)

Balance as at June 30, 2021 (Unaudited)	11	642,199	3,748	444,793	1,090,751

For the three months ended June 30, 2020 (Unaudited)

Balance as at April 1, 2020 (Unaudited)	11	642,199	3,748	522,759	1,168,717

Loss for the period	-	-	-	(11,020)	(11,020)

Balance as at June 30, 2020 (Unaudited)	11	642,199	3,748	511,739	1,157,697

Dorad Energy Ltd.

Condensed Interim Statement of Changes in Shareholders' Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the year ended December 31, 2020 (Audited)

Balance as at January 1, 2020 (Audited)	11	642,199	3,748	576,356	1,222,314

Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)
Profit for the year	-	-	-	99,302	99,302

Balance as at December 31, 2020 (Audited)	11	642,199	3,748	555,658	1,201,616

Dorad Energy Ltd.

Condensed Interim Statements of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit (loss) for the period	(10,865)	55,383	(49,524)	(11,020)	99,302
Adjustments:
Depreciation and amortization and fuel consumption	114,448	109,380	63,143	54,728	241,288
Taxes on income (tax benefit)	(3,223)	16,533	(14,805)	(3,290)	29,622
Financing expenses, net	100,294	54,537	80,796	40,105	154,372
	211,519	180,450	129,134	91,543	425,282

Change in trade receivables	90,683	81,366	21,311	29,170	(4,959)
Change in other receivables	4,150	7,659	517	5,084	1,284
Change in trade payables	(43,123)	(52,346)	(50,133)	(49,396)	16,627
Change in other payables	(1,029)	(7,844)	(12,444)	(7,649)	(6,700)
	50,681	28,835	(40,749)	(22,791)	6,252
Net cash flows provided by operating activities	251,335	264,668	38,861	57,732	530,836

Cash flows used in investing activities
Proceeds (payment) for settlement of financial derivatives	1,464	121	715	(606)	(4,318)
Investment in long-term restricted deposit	(37,000)	(6,000)	(37,000)	(6,000)	(6,000)
Investment in fixed assets	(33,052)	(7,717)	(29,580)	(4,558)	(48,309)
Investment in intangible assets	(1,030)	(1,810)	(569)	(1,741)	(4,738)
Interest received	825	1,840	430	668	3,046
Net cash flows used in investing activities	(68,793)	(13,566)	(66,004)	(12,237)	(60,319)

Cash flows from financing activities:
Repayment of lease liability principal	(296)	(293)	(149)	(146)	(4,523)
Repayment of loans from banks	(109,156)	(102,653)	(109,156)	(102,653)	(195,359)
Dividends and exchange rate paid	(100,000)	(123,739)	(100,000)	-	(123,739)
Interest paid	(81,899)	(86,529)	(81,752)	(86,341)	(170,003)
Net cash flows used in financing activities	(291,351)	(313,214)	(291,057)	(189,140)	(493,624)

Net decrease in cash and cash equivalents for the period	(108,809)	(62,111)	(318,200)	(143,645)	(23,107)

Effect of exchange rate fluctuations on cash and cash equivalents	1,804	3,952	61	785	4,165
Cash and cash equivalents at beginning of period	247,079	266,021	458,213	350,722	266,021
Cash and cash equivalents at end of period	140,074	207,862	140,074	207,862	247,079